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Exhibit 99.3

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street, PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

RECORD DATE OF COMMON SHARE DIVIDEND
FOR FALCONBRIDGE LIMITED

Toronto, Ontario, July 29, 2004 — The dividend of Cdn$0.10 per share on the outstanding common shares of Falconbridge Limited was declared payable on August 19, 2004, to the shareholders of record at the close of business on August 5, 2004.

Denis Couture
Vice-President, Investor Relations, Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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RECORD DATE OF COMMON SHARE DIVIDEND FOR FALCONBRIDGE LIMITED